July 17, 2025

Varun Krishna
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

       Re: Rocket Companies, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 3, 2025
           File No. 333-286833
Dear Varun Krishna:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter.

Amendment No. 1 to Form S-4/A filed July 3, 2025
Summary, page 15

1. Please revise page 22 to provide the effective interest rate(s) of the Bridge Facility as well as the interest rate for the notes offering.
 July 17, 2025
Page 2

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Laura C. Turano